UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 15)

Under the Securities Exchange Act of 1934

USA Compression Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

90290N109

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 90290N109

1.	Names of Reporting Person: USA Compression Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90290N109

1.	Names of Reporting Person: R/C IV USACP Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90290N109

1.	Names of Reporting Person: Riverstone/Carlyle Energy Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90290N109

1.	Names of Reporting Person: R/C Energy GP IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 15 (this “Amendment”) amends and supplements the Schedule 13D filed on February 20, 2014, as amended and supplemented by Amendment No. 1 filed on May 21, 2014, by Amendment No. 2 filed on May 28, 2014, by Amendment No. 3 filed on December 31, 2014, by Amendment No. 4 filed on February 18, 2015, by Amendment No. 5 filed on May 18, 2015, by Amendment No. 6 filed on August 18, 2015, by Amendment No. 7 filed on November 18, 2015, by Amendment No. 8 filed on February 16, 2016, by Amendment No. 9 filed on May 17, 2016, by Amendment No. 10 filed on August 17, 2016, by Amendment No. 11 filed on February 22, 2017, by Amendment No. 12 filed on August 23, 2017, by Amendment No. 13 filed on January 18, 2018 and by Amendment No. 14 filed on June 28, 2018 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by the Reporting Persons with respect to the common units representing limited partner interests (“Common Units”) in USA Compression Partners, LP (the “Issuer”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) None of the Reporting Persons beneficially own Common Units.

(c)  On August 29, 2018, USA Compression Holdings, LLC sold 7,625,284 Common Units at a price of $15.88 per Common Unit in a privately negotiated block trade.

(d)  Not applicable.

(e)  Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units on August 29, 2018.”

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: August 30, 2018	USA COMPRESSION HOLDINGS, LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer and Treasurer

R/C IV USACP HOLDINGS, L.P.

By Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

R/C ENERGY GP IV, LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

Schedule 13D — Signature Page